

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

January 22, 2018

Via E-mail
Mark Pomeranz
Chief Executive Officer
Motus GI Holdings, Inc.
1301 East Broward Boulevard, 3rd Floor
Ft. Lauderdale, FL 33301

> **Re: Motus GI Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 5, 2018**
> **File No. 333-222441**

Dear Mr. Pomeranz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Directed Share Program, page 4

1.   Clarify whether the shares to be sold in the directed share program will be in addition to the shares that the program participants have indicated an interest according to your disclosure in the paragraph following this section. Also, revise your disclosure on page 77 to provide all information required by Item 404 of Regulation S-K regarding your existing stockholders' indications of interest in participating in this offering.

Pre-Clinical and Clinical Data & Safety, page 44

2.   We note your revision to the anticipated CE Mark clearance date. Tell us the reasons for the delay, and provide us your analysis of whether your prospectus should disclose the existence of and reasons for the revision. See Regulation S-K Item 10(b)(3)(ii).

Executive Compensation, page 65

3.   Provide the disclosure required by Regulation S-K Item 402 for your last completed fiscal year.

Certain Relationships and Related Party Transactions, page 75

4.   Please provide all information required by Item 404 of Regulation S-K regarding the ten percent warrants added to your disclosure on page 82.

Item 16. Exhibits and Financial Statement Schedules, page II-5

5.   Given the complete dependence on suppliers that you mention on page 16, file the supply agreements as required by Regulation S-K Item 601(b)(10). Please also filed the Royalty Payments Rights Certificate mentioned in your added disclosure on page 23.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Steven M. Skolnick, Esq.
        Lowenstein Sandler LLP